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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167
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Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-51911

AAMAXAN TRANSPORT GROUP, INC.
(Exact name of registrant as specified in its charter)

c/o Pope Assets Management, 5100 Poplar Avenue, Suite 805, Memphis,TN 38137 Tel: 901-763-4001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 308

Pursuant to the requirements of the Securities Exchange Act of 1934, NRP Stone, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	7/31/2009	By:	Trent Curry, Sole Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
SEC 2069 (09-03)	DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.